No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

CELAYA, Mexico, May 2, 2013 - Honda de Mexico, S.A. de C.V. announced plans to construct a new transmission plant in Celaya, near the city of Guanajuato, on the same site as the new automobile plant currently under construction that will begin production of the Honda Fit in Spring 2014.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 16, 2013, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 89th ordinary general meeting of shareholders scheduled to be held on June 19, 2013.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on May 16, 2013, resolved to convene the Company’s 89th ordinary general meeting of shareholders as follows.

Exhibit 4:

Notice of Convocation of the 89th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd. (the “Company”) has become available on May 29, 2013 on the Company’s website written below.

http://world.honda.com/investors/stock_bond/meeting/

Exhibit 5:

The English translation of unconsolidated financial information for the fiscal year ended March 31, 2013 included in exhibit of Notice of Convocation of the 89th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd.

Exhibit 6:

BEIJING, China, May 28, 2013 - Guangqi Honda Automobile Co., Ltd., an automobile production and sales joint venture of Honda in China, held a ceremony to commemorate the start of construction of a third production line and an engine plant within the property of the existing ZengCheng Plant.

Exhibit 7:

Bengaluru, India, May 28, 2013 - Honda Motorcycle & Scooter India Pvt. Ltd., the second largest motorcycle company in India inaugurated its most advanced and latest third motorcycle production plant at Narsapura Area, District Kolar (Karnataka) today.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Chief Financial Officer
Honda Motor Co., Ltd.

Date: June 14, 2013

Honda to Build New Transmission Plant in Celaya, Mexico

CELAYA, Mexico, May 2, 2013—Honda de Mexico, S.A. de C.V. announced plans to construct a new transmission plant in Celaya, near the city of Guanajuato, on the same site as the new automobile plant currently under construction that will begin production of the Honda Fit in Spring 2014.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130502New-Transmission-Plant-Mexico/index.html

[Translation]

May 16, 2013

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice Concerning Partial Amendments to Articles of Incorporation

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 16, 2013, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 89th ordinary general meeting of shareholders scheduled to be held on June 19, 2013.

Particulars

1.	Reasons for Amendments

The amendments are for making an addition to the Company’s business objects for the purpose of conducting electricity generation using renewable energy, etc. and the supply and sale of such electricity (Article 2 of the proposed amendments).

2.	Contents of amendments

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Present Articles	Proposed Amendments
Chapter I. General Provisions	Chapter I. General Provisions

(Objects)	(Objects)

Article 2.	Article 2.

The object of the Company shall be to carry on the following business:	The object of the Company shall be to carry on the following business:

1.	1.

| [Provisions omitted]	| [Same as at present]

8.	8.

[Newly established]	9. Electricity generation and supply and sale of electricity

9. [Provisions omitted]	10. [Same as at present]

3.	Schedule

Scheduled date of the ordinary general meeting of shareholders for the purpose of the amendments to the Articles of Incorporation:

Wednesday, June 19, 2013

Scheduled date when amendments to the Articles of Incorporation come into effect:

Wednesday, June 19, 2013

[Translation]

May 16, 2013

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice Concerning 89th Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 16, 2013, resolved to convene the Company’s 89th ordinary general meeting of shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Wednesday, June 19, 2013

2.	Place

GRAND PACIFIC LE DAIBA

Palais Royal on the first basement level

2-6-1 Daiba, Minato-Ku, Tokyo

3.	Agenda:

Matters to be reported:

1.	Report on the business report, consolidated financial statements and unconsolidated financial statements for the 89th Fiscal Year (from April 1, 2012 to March 31, 2013); and

2.	Report on the results of the audit of the consolidated financial statements for the 89th Fiscal Year (from April 1, 2012 to March 31, 2013) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Partial Amendments to the Articles of Incorporation

Third Item:

Election of Thirteen (13) Directors

Fourth Item:

Election of One (1) Corporate Auditor

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 89TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND PACIFIC LE DAIBA, TOKYO, JAPAN

ON JUNE 19, 2013 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 29, 2013

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Translation]

May 29, 2013

To Stockholders:

Notice of Convocation of the 89th

Ordinary General Meeting of Shareholders

Dear Stockholders:

You are hereby notified that the 89th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the annual meeting, you may vote by the method outlined below. We request that you exercise your vote after examining the reference documents and other materials enclosed that are related to the annual meeting.

Vote by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed Annual Meeting Proxy Card, and then send the proxy card to arrive no later than 6:00 p.m. on Tuesday, June 18, 2013.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

By: Takanobu Ito
President and Representative Director

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

Particulars

1. Time and Date:	10:00a.m. on June 19, 2013 (Wednesday)

2. Place:	GRAND PACIFIC LE DAIBA
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

3. Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Balance Sheets and Consolidated Statements of Income for the 89th Fiscal Year (from April 1, 2012 to March 31, 2013);

2.	Report on the results of the audit of the consolidated financial statements for the 89th Fiscal Year (from April 1, 2012 to March 31, 2013) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Partial Amendments to the Articles of Incorporation

Third Item:

Election of Thirteen (13) Directors

Fourth Item:

Election of One (1) Corporate Auditor

4. Matters to Be Resolved at the Meeting

(1)	When proxies submitted show no indication of approval or disapproval on the voting right exercise form, these will be treated as votes of approval for proposals.

(2)	When proxy voting rights are exercised through indications on the voting right exercise form and, in addition, through voting via the Internet and, therefore, voting rights are exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	When voting rights are exercised more than once via the Internet, the last votes submitted via the Internet will be regarded as the effective votes.

Details regarding these agenda items are contained in the “Business Report for the 89th Fiscal Year,” which is appended to this Notice of Convocation.

*	In the case that revisions are made to the general shareholders’ meeting reference materials or attached materials, the revised items will be posted on the Company’s website.

Japanese    http://www.honda.co.jp/investors    English     http://world.honda.com/investors

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

Reference matters with respect to the proposals:

FIRST ITEM: Distribution of Dividends

The Company strives to maintain a global perspective, to develop its operations in many countries throughout the world and to increase its corporate value.

With respect to the distribution of profits, the Company regards the distribution of profits to its stockholders to be one of the most important issues for management. The Company will make dividend distributions after taking into account its long-term strategy and consolidated earnings performance and will also acquire its own stock from time to time with the objectives of improving capital efficiency and flexibly implementing capital policies.

Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and toward capital expenditures and investment programs that will expand the Company’s operations for the purpose of improving business results and strengthening the Company’s financial condition.

Regarding the year-end dividends for the fiscal year under review, the following conditions are proposed:

(1) Conditions and Total Value of Dividend Assets Allocated to Stockholders

¥19 per share of common stock

Total value of ¥34,243,648,510

(2) Effective Date of Distribution of Dividends

June 20, 2013

SECOND ITEM: Partial Amendments to the Articles of Incorporation

(1) Reasons for Amendments

The amendments were made to make an addition to the Company’s business objects for the purpose of conducting electricity generation using renewable energy, etc. and the supply and sale of such electricity (Article 2 of the proposed amendments).

(2) Contents of Amendments

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Present Articles	Proposed Amendments
Chapter I. (Objects) Article 2. The object of the Company shall be to carry on the following business: 1. | [Provisions omitted] 8. 9. [Provisions omitted]

Chapter I.

(Objects)

Article 2.

The object of the Company shall be to carry on the following business:

1.

|    [Same as at present]

8.

9. Electricity generation and supply and sale of electricity

10. [Same as at present]

THIRD ITEM: Election of Thirteen (13) Directors

The term of office of each of the twelve (12) current Directors is due to expire at the close of this meeting. It is proposed that the total number of directors be increased by one in order to further strengthen the management system so that thirteen (13) Directors will be appointed at this meeting. The names and particulars of the candidates for the position of Director are provided below.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Fumihiko Ike	Joined Honda in February 1982	27,400	None
	(May 26, 1952)	Chief Operating Officer for Power Product Operations in April 2003
		Director of the Company in June 2003
		Chief Operating Officer for Business Management Operations in April 2006
		Managing Director of the Company in June 2007
		Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2008
		President and Director of Asian Honda Motor Co., Ltd. in April 2008
		Senior Managing Officer and Director of the Company in April 2011
		Chief Operating Officer for Business Management Operations in April 2011
		Risk Management Officer in April 2011
		General Supervisor, Information Systems in April 2011
		Chief Operating Officer for IT Operations in April 2012
		Government & Industrial Affairs in April 2012
		Chairman and Representative Director of the Company in April 2013 (present)

2.	Takanobu Ito	Joined Honda in April 1978	26,400	None
	(August 29, 1953)	Executive Vice President of Honda R&D Americas, Inc. in April 1998
		Director of the Company in June 2000
		Senior Managing Director of Honda R&D Co., Ltd. in June 2001
		Managing Director of the Company in June 2003
		Motor Sports in June 2003
		President and Director of Honda R&D Co., Ltd. in June 2003
		General Supervisor, Motor Sports in April 2004
		General Manager of Suzuka Factory of Production Operations in April 2005
		Managing Officer of the Company in June 2005
		Chief Operating Officer for Automobile Operations in April 2007
		Senior Managing Director of the Company in June 2007
		President and Director of Honda R&D Co., Ltd. in April 2009
		President and Director of the Company in June 2009
		President, Chief Executive Officer and Representative Director of the Company in April 2011 (present)
		Chief Operating Officer for Automobile Operations in April 2011

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
3.	Tetsuo Iwamura	Joined Honda in April 1978	26,400	None
	(May 30, 1951)	Chief Operating Officer for Parts Operations in April 2000
		Director of the Company in June 2000
		Chief Operating Officer for Regional Operations (Latin America) in April 2003
		President and Director of Honda South America Ltda. in April 2003
		President and Director of Moto Honda da Amazonia Ltda. in April 2003
		President and Director of Honda Automoveis do Brasil Ltda. in April 2003
		Managing Director of the Company in June 2006
		Chief Operating Officer for Regional Operations (North America) in April 2007 (present)
		President and Director of Honda North America, Inc. in April 2007 (present)
		President and Director of American Honda Motor Co., Inc. in April 2007 (present)
		Senior Managing Director of the Company in June 2008
		Senior Managing Officer and Director of the Company in April 2011
		Senior Managing Officer of the Company in June 2011
		Executive Vice President and Executive Officer in April 2012 (present)
		Representative Director of the Company in June 2012 (present)
		Chief Operating Officer for Automobile Operations in April 2013 (present)
		Risk Management Officer in April 2013 (present)
		(Important concurrent positions in other companies or organizations)

		* President and Director of Honda North America, Inc.
		* President and Director of American Honda Motor Co., Inc.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
4.	Takashi Yamamoto	Joined Honda in April 1977	18,400	None
	(January 12, 1953)	General Manager of Automobile Purchasing Division 1 for Purchasing Operations in April 2000
		Director of the Company in June 2000
		Quality, Certification & Regulation Compliance and Service Technology in April 2002
		Quality, Certification & Regulation Compliance in April 2004
		President and Director of Honda Manufacturing of Alabama, LLC in April 2005
		Operating Officer of the Company in June 2005
		General Manager of Saitama Factory of Production Operations in April 2007
		Managing Officer of the Company in June 2007
		President and Director of Yutaka Giken Co., Ltd. in June 2009
		Managing Officer of the Company in April 2011
		General Manager of Automobile Production Planning Office in Production Operations in April 2011
		Senior Managing Officer of the Company in April 2012 (present)
		Chief Operating Officer for Production Operations in April 2012
		Director of the Company in June 2012 (present)
		Production Operation in April 2013 (present)
		General Manager of Automobile Production Oversight Unit for Automobile Operations in April 2013 (present)

5.	Yoshiharu Yamamoto	Joined Honda in April 1973	18,400	None
	(March 19, 1953)	Managing Director of Honda R&D Co., Ltd. in June 2005
		Senior Managing Director of Honda R&D Co., Ltd. in June 2007
		Executive Vice President and Director of Honda R&D Co., Ltd. in June 2010
		Managing Officer of the Company in April 2011
		President, Chief Executive Officer and Director of Honda R&D Co., Ltd. in April 2011 (present)
		Managing Officer and Director of the Company in June 2011
		Senior Managing Officer of the Company in April 2012 (present)
		Chief Operating Officer for IT Operations in April 2013 (present)
		(Important concurrent positions in other companies or organizations)

		* President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
6.	Masahiro Yoshida	Joined Honda in April 1979	22,100	None
	(March 5, 1957)	Human Resources and Associate Relations for Business Support Operations in April 2007
		Operating Officer of the Company in June 2007
		General Manager of Hamamatsu Factory of Production Operations in April 2008
		Chief Operating Officer for Business Support Operations in April 2010 (present)
		Director of the Company in June 2010
		Operating Officer and Director of the Company in April 2011
		Compliance Officer in April 2012 (present)
		Managing Officer and Director of the Company in April 2013 (present)

7.	Outside Director candidate Kensaku Hogen (August 2, 1941)	Ambassador to Canada in April 2001 Director of the Company in June 2005 (present) (Attendance record) Attended all 10 meetings of the Board of Directors	2,500	None

8.	Outside Director candidate Nobuo Kuroyanagi (December 18, 1941)	President and CEO of Mitsubishi UFJ Financial Group, Inc. (MUFG) in October 2005	1,900	None
		Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) in April 2008
		Director of the Company in June 2009 (present)
		Director of MUFG in April 2010
		Advisor of BTMU in April 2012 (present)
		(Important concurrent positions in other companies or organizations)

		* Advisor of BTMU
		* Outside Director of Isetan Mitsukoshi Holdings Ltd.
		* Outside Director of Mitsubishi Research Institute, Inc.
		* Outside Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.
		* Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.
		(Attendance record)
		Attended 9 of 10 meetings of the Board of Directors

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
9.	Takeo Fukui	Joined Honda in April 1969	45,400	None
	(November 28, 1944)	President and Director of Honda Racing Corporation in May 1987
		Managing Director of Honda R&D Co., Ltd. in May 1987 Director of the Company in June 1988
		Senior Managing Director of Honda R&D Co., Ltd. in June 1990
		Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994
		Managing Director of the Company in June 1996
		President and Director of Honda of America Mfg., Inc. in June 1996
		President and Director of Honda R&D Co., Ltd. in June 1998
		Motor Sports in June 1999
		Senior Managing Director of the Company in June 1999
		President and Director of the Company in June 2003
		Director and Advisor of the Company in June 2009 (present)

10.	Yuji Shiga	Joined Honda in April 1982	10,400	None
	(October 7, 1958)	General Manager of Operation Office No. 1 in Regional Operations (North America) in April 2009
		General Manager of Operation Office No. 2 in Regional Operations (Asia & Oceania) in April 2010
		Operating Officer of the Company in April 2011
		Responsible for CIS countries, the Middle & Near East and Africa for Regional Operations in April 2011
		Chief Operating Officer for Power Product Operations in April 2012 (present)
		Operating Officer and Director of the Company in June 2012 (present)

11.	Kohei Takeuchi†	Joined Honda in April 1982	10,200	None
	(February 10, 1960)	General Manager of Accounting Division for Business Management Operations in April 2010
		Operating Officer of the Company in April 2011 (present)
		Chief Operating Officer for Business Management
		Operations in April 2013 (present)

12.	Shinji Aoyama†	Joined Honda in April 1986	6,400	None
	(December 25, 1963)	General Manager of Motorcycle Business Planning Office for Motorcycle Operations in April 2011
		Operating Officer of the Company in April 2012 (present)
		Chief Operating Officer for Motorcycle Operations in April 2013 (present)

13.	Noriya Kaihara†	Joined Honda in April 1984	3,000	None
	(August 4, 1961)	General Manager of Parts Sales and Service Division for Customer Service Operations in April 2010
		General Manager of Automobile Quality Assurance Division in April 2012
		Operating Officer of the Company in April 2013 (present)
		Responsible for Quality in April 2013 (present)

Notes:	1. † denotes new candidates.

2. Matters related to Outside Director candidates are as follows:

(1) Kensaku Hogen and Nobuo Kuroyanagi are candidates for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

(2) Kensaku Hogen has been registered as an Independent Director as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, and if he is elected, he is scheduled to continue to serve as an Independent Director.

(3) Reasons for selection of candidates for the position of Outside Director

Kensaku Hogen is proposed as a candidate because the Company wishes to receive his advice about the Company’s activities given from an objective, broad-ranging and high-level perspective, and based on his rich experience and high level of insight regarding diplomacy. Although he has no experience of being engaged in corporate management other than having served as an outside officer in the past, the Company believes that he can perform the duties of an Outside Director based on his experience and insight mentioned above.

Nobuo Kuroyanagi is proposed as a candidate because the Company wishes to receive his advice on the Company’s activities given from an objective, broad-ranging and high-level perspective, and based on his rich experience and high level of insight regarding corporate management.

(4) Outline of contents of the limited liability contracts with candidates for the position of Outside Directors

Based on Article 427, Paragraph 1 of the Company Law and Article 28 of the Articles of Incorporation, the Company has entered into contracts with both candidates which limit their liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.

If both candidates are re-elected, the Company plans to extend the term of each of their limited liability contracts.

(5) Incidence of inappropriate corporate operations at other companies for which the candidate was serving as an officer (during the past five years), acts which were done to prevent the occurrence of such incidences and acts which were done as measures taken after the occurrence of such incidence

At The Senshu Ikeda Bank, Ltd., where Nobuo Kuroyanagi served as an Outside Director from June 2010 until June 2012, the following were discovered: an incidence of embezzlement of customers’ savings by a part-time worker in November 2010, an incidence of fraudulent withdrawal by an employee through the misuse of the maximum amount of overdraft in March 2011 and, finally, an incidence of embezzlement of customers’ savings by an employee in June 2011. While Nobuo Kuroyanagi was unaware of such facts in advance, he made various recommendations regarding legal compliance, at meetings of the board of directors, on a regular basis and, after the discovery of the aforesaid incidence, Nobuo Kuroyanagi has proactively advised the Company on the implementation of measures to prevent the recurrence of such incidence through the strengthening of the Company’s internal systems for checks, etc. and the enhancement of employee training, etc.

(6) Number of years since the candidate initially assumed the position of Outside Director (up to the end of this general meeting of shareholders)

Kensaku Hogen	Eight years
Nobuo Kuroyanagi	Four years

FOURTH ITEM: Election of One (1) Corporate Auditor

The term of office of the Corporate Auditor Hideki Okada is due to expire at the close of this meeting. It is proposed that one (1) Corporate Auditor be elected at this meeting. The name and particulars of the candidate for the position of Corporate Auditor are provided below. The Board of Corporate Auditors has consented to the submission of this item to this meeting.

Candidate No.	Name (Date of birth)	Resume, current position and important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Kunio Endo	Joined Honda in April 1981	4,000	None
	(August 23, 1957)	General Manager of Finance Division in Business
		Management Operations in April 2006
		General Manager of Accounting Division for Business
		Management Operations in April 2007
		President and Director of American Honda Finance Corp. in November 2010
		President and Director of Honda Canada Finance Inc. in November 2010

Business Report for the 89th Fiscal Year

For the Period From: April 1, 2012 To: March 31, 2013

1. OUTLINE OF BUSINESS

(1) Review of Operations

Honda’s consolidated net sales and other operating revenue for the year amounted to ¥9,877.9 billion, an increase of 24.3% from the previous fiscal year, due primarily to increased revenue in automobile business operations as production recovered from the impact of the Great East Japan Earthquake and the floods in Thailand as well as favorable foreign currency translation effects.

Consolidated operating income for the year amounted to ¥544.8 billion, an increase of 135.5% from the previous fiscal year, due primarily to an increase in sales volume and model mix as well as cost reductions, despite increased SG&A and R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the year totaled ¥488.8 billion, an increase of 89.9% from the previous fiscal year.

Equity in income of affiliates amounted to ¥82.7 billion for the year, a decrease of 17.6% from the previous fiscal year.

Consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2013 totaled ¥367.1 billion, an increase of 73.6% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal year amounted to ¥203.71, an increase of ¥86.37 from ¥117.34 for the previous fiscal year.

Motorcycle Business

For the years ended March 31, 2012 and 2013

	Unit (thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013	Change	(%)	Year ended Mar.31, 2012	Year ended Mar. 31, 2013	Change	(%)
Motorcycle business	15,061	15,494	433	2.9	8,650	9,510	860	9.9
Japan	220	217	-3	-1.4	220	217	-3	-1.4
North America	200	250	50	25.0	200	250	50	25.0
Europe	198	179	-19	-9.6	198	179	-19	-9.6
Asia	12,412	13,035	623	5.0	6,001	7,051	1,050	17.5
Other Regions	2,031	1,813	-218	-10.7	2,031	1,813	-218	-10.7

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the year by business segment, in motorcycle business operations, revenue from sales to external customers decreased 0.7%, to ¥1,339.5 billion from the previous fiscal year, due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating income totaled ¥110.2 billion, a decrease of 22.7% from the previous fiscal year, due primarily to unfavorable foreign currency effects, despite an increase in cost reductions.

Automobile Business

For the years ended March 31, 2012 and 2013

	Unit (thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013	Change	(%)	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013	Change	(%)
Automobile business	3,108	4,014	906	29.2	2,482	3,408	926	37.3
Japan	588	692	104	17.7	580	685	105	18.1
North America	1,323	1,731	408	30.8	1,323	1,731	408	30.8
Europe	158	171	13	8.2	158	171	13	8.2
Asia	837	1,122	285	34.1	219	523	304	138.8
Other Regions	202	298	96	47.5	202	298	96	47.5

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 32.8%, to ¥7,709.2 billion, from the previous fiscal year due mainly to an increase in consolidated unit sales and favorable foreign currency translation effects. Operating income totaled ¥285.9 billion, an increase of ¥363.1 billion from the previous fiscal year, due primarily to an increase in sales volume and model mix as well as cost reductions, despite increased SG&A expenses and R&D expenses.

Financial Service Business

Revenue from customers in the financial services business increased 6.3%, to ¥548.5 billion, from the previous fiscal year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income decreased 7.0%, to ¥158.1 billion, from the previous fiscal year due mainly to an increase of expenses for lease residual values.

Power Product and Other Businesses

For the years ended March 31, 2012 and 2013

	Unit (thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Year ended Mar. 31, 2012	Year ended Mar. 31, 2013	Change	(%)
Power product business	5,819	6,071	252	4.3
Japan	392	314	-78	-19.9
North America	2,314	2,604	290	12.5
Europe	1,121	1,004	-117	-10.4
Asia	1,472	1,572	100	6.8
Other Regions	520	577	57	11.0

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2012 and for the year ended March 31, 2013, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 1.3%, to ¥280.6 billion, from the previous fiscal year, due mainly to an increase in consolidated unit sales of power products and favorable foreign currency translation effects, despite decreased revenue in other businesses. Honda reported an operating loss of ¥9.5 billion, a deterioration of ¥5.5 billion from the previous fiscal year due mainly to increased R&D expenses.

¡ Net Sales Breakdown

	Yen (millions)
Business Segment	FY2012 From April 1, 2011 to March 31, 2012 (reference)	FY2013 From April 1, 2012 to March 31, 2013	Change from the previous fiscal year (reference)
				(%)
Grand Total	7,948,095	9,877,947	1,929,852	24.3
Japan	1,517,927	1,652,995	135,068	8.9
North America	3,480,732	4,586,412	1,105,680	31.8
Europe	515,739	534,517	18,778	3.6
Asia	1,458,799	2,093,034	634,235	43.5
Other Regions	974,898	1,010,989	36,091	3.7

Motorcycle Business (motorcycles only)	1,348,828	1,339,549	-9,279	-0.7
Japan (motorcycles only)	72,915	72,949	34	0.0
North America (motorcycles only)	97,306	112,176	14,870	15.3
Europe (motorcycles only)	96,146	86,424	-9,722	-10.1
Asia (motorcycles only)	579,562	667,473	87,911	15.2
Other Regions (motorcycles only)	502,899	400,527	-102,372	-20.4
Automobile Business	5,805,975	7,709,216	1,903,241	32.8
Japan	1,329,645	1,462,664	133,019	10.0
North America	2,855,683	3,905,276	1,049,593	36.8
Europe	355,963	388,464	32,501	9.1
Asia	836,301	1,385,449	549,148	65.7
Other Regions	428,383	567,363	138,980	32.4
Financial Services Business	516,148	548,506	32,358	6.3
Japan	28,926	34,282	5,356	18.5
North America	455,558	484,275	28,717	6.3
Europe	8,175	7,256	-919	-11.2
Asia	2,878	3,145	267	9.3
Other Regions	20,611	19,548	-1,063	-5.2
Power Product & Other Businesses	277,144	280,676	3,532	1.3
Japan	86,441	83,100	-3,341	-3.9
North America	72,185	84,685	12,500	17.3
Europe	55,455	52,373	-3,082	-5.6
Asia	40,058	36,967	-3,091	-7.7
Other Regions	23,005	23,551	546	2.4

(2) Capital Expenditures

Capital expenditures during the fiscal year totaled ¥593,628 million. The breakdown of capital expenditures by business segment was as follows:

	Yen (millions), %
Business Segment	FY2012 (reference)	FY2013	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	62,075	73,513	11,438	18.4
Automobile Business	334,196	505,045	170,849	51.1
Financial Services Business	316	551	235	74.4
Power Product & Other Businesses	10,005	14,519	4,514	45.1

Total	406,592	593,628	187,036	46.0

Operating Lease Assets	683,767	793,118	109,351	16.0

Note: Intangible assets are not included in the table above.

In addition to investments for new model introductions, the Company’s capital investments were predominantly utilized for expanding, rationalizing and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

(3) Liquidity and Capital Resources

Funds for financing capital investments in Honda’s manufacturing and sales businesses are provided mainly from cash generated by operating activities, bank loans and the issuance of commercial paper. The outstanding balance of funds for Honda’s manufacturing and sales businesses at the end of the fiscal year under review was ¥540.2 billion.

Honda funds its financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of monetary assets, commercial paper, corporate bonds and from operating companies. The outstanding balance of funds for Honda’s financial services subsidiaries at the end of the fiscal year under review was ¥4,863.5 billion.

(4) Preparing for the Future

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Honda will focus all its energies on the tasks set out below, aiming to get back on a growth trajectory as it pursues the vision toward 2020 of “providing good products to customers with speed, affordability and low CO2 emissions.”

1.	Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

2.	Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region. Learning from the experience of disasters such as the Great East Japan Earthquake and the Thai floods, Honda will work at improving its global supply chain, implementing disaster prevention measures at each place of business and devising more effective business continuity plans (BCPs).

3.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

4.	Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5.	Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6.	The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda has now set a target to reduce CO2 emissions from its global products by 30% by the end of 2020 compared to year 2000 levels. In addition to reducing CO2 emissions during production and its supply chain, Honda will strengthen its efforts to realize reductions in CO2 emissions through its entire corporate activities. Furthermore, Honda will strengthen its efforts in advancing technologies in the area of total energy management, to reduce CO2 emissions through mobility and people’s everyday lives.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda will strive to be a company that its shareholders, investors, customers and society want to exist.

(5) Employees of the Group and the Parent Company

(a) Honda Employees

Business Segment	Number of Employees
	FY2012 (reference)		FY2013		Change (reference)
Motorcycle Business	39,954	(14,540)	40,430	(14,404)	476	(-136)
Automobile Business	134,357	(10,405)	138,443	(13,052)	4,086	(2,647)
Financial Services Business	2,145	(95)	2,157	(113)	12	(18)
Power Product & Other Businesses	10,638	(2,924)	9,308	(3,354)	-1,330	(430)

Total	187,094	(27,964)	190,338	(30,923)	3,244	(2,959)

(b) Employees of the Parent Company

	FY2012 (reference)		FY2013		Change (reference)
Number of employees	24,888	(2,909)	23,983	(4,261)	-905	(1,352)
Average age	43.6		44.3		0.7
Average number of years employed by the Company	22.5		23.0		0.5

Note:	The number of employees of the Honda Group and the Company refers to full-time employees. The average number of temporary employees is shown in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Stockholders	221,028
(3) Principal Stockholders

Name	Number of Shares Held (thousands)	Percentage as against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	126,568	7.0
The Master Trust Bank of Japan, Ltd. (Trust Account)	83,741	4.6
Meiji Yasuda Life Insurance Company	51,199	2.8
Moxley & Co. LLC	50,169	2.8
Tokio Marine & Nichido Fire Insurance Co., Ltd.	44,917	2.5
JPMorgan Chase Bank 380055	41,688	2.3
SSBT OD05 OMNIBUS ACCOUNT–TREATY CLIENTS	38,029	2.1
The Chase Manhattan Bank, N.A. London, S.L. Omnibus Account	36,896	2.0
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Nippon Life Insurance Company	34,700	1.9

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (9,131 thousand shares).
	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
President, Chief Executive Officer and Representative Director	Takanobu Ito	Chief Operating Officer for Automobile Operations

Executive Vice President, Executive Officer and Representative Director	Tetsuo Iwamura	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc. President and Director of American Honda Motor Co., Inc.

Senior Managing Officer and Director	Tatsuhiro Oyama	Chief Operating Officer for Motorcycle Operations Chief Officer of Driving Safety Promotion Center

Senior Managing Officer and Director	Fumihiko Ike	Chief Operating Officer for Business Management Operations Chief Operating Officer for IT Operations
Risk Management Officer
Responsible for Government & Industrial Affairs

Senior Managing Officer and Director	Tomohiko Kawanabe	Responsible for Quality, Certification and Regulation Compliance

Senior Managing Officer and Director	Takashi Yamamoto	Chief Operating Officer for Production Operations

Senior Managing Officer and Director	Yoshiharu Yamamoto	President, Chief Executive Officer and Director of Honda R&D Co., Ltd.

Director	Kensaku Hogen

Director	Nobuo Kuroyanagi	Advisor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Outside Director of Isetan Mitsukoshi Holdings Ltd.
Outside Director of Mitsubishi Research Institute, Inc.
Outside Director of Tokio Marine & Nichido Fire Insurance Co., Ltd.
Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

Director and Advisor	Takeo Fukui

Operating Officer and Director	Masahiro Yoshida	Chief Operating Officer for Business Support Operations
Compliance Officer

Operating Officer and Director	Yuji Shiga	Chief Operating Officer for Power Product Operations

Corporate Auditor (Full-time)	Masaya Yamashita

Corporate Auditor (Full-time)	Hideki Okada

Corporate Auditor	Hirotake Abe	Certified Public Accountant
Outside Corporate Auditor of ITC NETWORKS CORPORATION
Outside Corporate Auditor of NIPPON STEEL & SUMITOMO
METAL CORPORATION

Corporate Auditor	Tomochika Iwashita	Outside Corporate Auditor of DCM Holdings Co., Ltd.

Corporate Auditor	Toshiaki Hiwatari	Lawyer
Outside Director of Nomura Securities Co., Ltd.
Outside Corporate Auditor of TOYO KANETSU K.K.
Advisor of TMI Associates

Notes:	1.	Directors Kensaku Hogen and Nobuo Kuroyanagi are Outside Directors in accordance with Article 2-15 of the Company Law.

	2.	Corporate Auditors Hirotake Abe, Tomochika Iwashita and Toshiaki Hiwatari are Outside Corporate Auditors in accordance with Article 2-16 of the Company Law.

	3.	Corporate Auditor Hideki Okada has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Corporate Auditor Hirotake Abe has extensive knowledge and experience as a certified public accountant. Together, Mr. Okada and Mr. Abe have abundant knowledge related to finance and accounting.

	4.	The Company has appointed Kensaku Hogen as an independent (outside) director and Hirotaka Abe and Toshiaki Hiwatari as independent (outside) corporate auditors as provided for by each of the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange and reported their appointment to each of these stock exchanges.

	5.	The Bank of Tokyo-Mitsubishi UFJ, Ltd., is one of the Company’s principal shareholders, and the Company has transactions relationships with the Bank of Tokyo-Mitsubishi UFJ, including deposits and foreign exchange. In addition, the Tokio Marine & Nichido Fire Insurance Co., Ltd., is one of the Company’s principal shareholders, and the Company has transactions relationships with Tokio Marine & Nichido Fire Insurance, including insurance contracts. The Company has transaction relationships with NIPPON STEEL & SUMITOMO METAL CORPORATION and purchases steel and related products from that company. The Company also has transaction relationships with Mitsubishi Heavy Industries, Ltd., and purchases automobile parts from the company. The Company has no other special capital or transactions relationships with other companies.

	6.	The Company has introduced the Operating Officer System to strengthen operations in regions and local workplaces and implement quick and appropriate decisions. The Operating Officers of the Company (excluding Operating Officers who also hold the position of Director) are as follows: (As of March 31, 2013)

Title	Name	Area of Responsibility or Principal Occupations
Senior Managing Officer	Hidenobu Iwata	President and Director of Honda of America Mfg., Inc.

Managing Officer	Manabu Nishimae	Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa)

President and Director of Honda Motor Europe Ltd.

Managing Officer	Koichi Fukuo	Executive in Charge of Business Unit No. 1, Automobile Operations

Managing Officer	Hiroshi Kobayashi	Chief Operating Officer for Regional Operations (Asia & Oceania)

President and Director of Asian Honda Motor Co., Ltd.

President and Director of Honda Automobile (Thailand) Co., Ltd.

Managing Officer	Sho Minekawa	Chief Operating Officer for Regional Sales Operations (Japan)

Managing Officer	Toshihiko Nonaka	Responsible for Products, Automobile Operations

Executive Vice President and Director, Honda R&D Co., Ltd.

Managing Officer	Takuji Yamada	Executive Vice President and Director of American Honda Motor Co., Inc.

Managing Officer	Masahiro Takedagawa	Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

Managing Officer	Yoshiyuki Matsumoto	Executive in Charge of Business Unit No. 3, Automobile Operations

Managing Officer	Ko Katayama	General Manager of Saitama Factory of Production Operations

Operating Officer	Seiji Kuraishi	Chief Operating Officer for Regional Operations (China)

President of Honda Motor (China) Investment Co., Ltd.

Title	Name	Area of Responsibility or Principal Occupations
Operating Officer	Katsushi Watanabe	General Manager of Kumamoto Factory of Production Operations

Operating Officer	Toshiaki Mikoshiba	President of Guangqi Honda Automobile Co., Ltd.

Operating Officer	Yoshi Yamane	General Manager of Suzuka Factory of Production Operations

Operating Officer	Takashi Sekiguchi	President and Director of Honda Canada Inc.

Operating Officer	Takahiro Hachigo	Executive Vice President and Director of Honda Motor Europe Ltd.

Managing Officer of Honda R&D Co., Ltd.

President and Director of Honda R&D Europe (U.K.) Ltd.

Operating Officer	Hiroshi Sasamoto	President, Chief Executive Officer and Director of Honda Engineering Co., Ltd.

Operating Officer	Hiroyuki Yamada	Chief Operating Officer for Customer Service Operations

Operating Officer	Chitoshi Yokota	Executive in Charge of Business Unit No. 2, Automobile Operations

Operating Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC.

Operating Officer	Soichiro Takizawa	Executive Vice President and Director of Honda Motor Europe Ltd.

President and Director of Honda of the U.K. Manufacturing Ltd.

Operating Officer	Kohei Takeuchi	General Manager of Accounting Division for Business Management Operations

Operating Officer	Naoto Matsui	Chief Operating Officer for Purchasing Operations

Operating Officer	Mitsugu Matsukawa	Executive Vice President of Honda Motor (China) Investment Co., Ltd.

Operating Officer	Shinji Aoyama	General Manager of Motorcycle Business Planning Office for Motorcycle Operations

7.	As of April 1, 2013, the following changes in Representative Director and Operating Officers were announced by the Company.

Title	Name	As of March 31, 2013
Chairman and Representative Director	Fumihiko Ike	Senior Managing Officer and Director

Senior Managing Officer	Sho Minekawa	Managing Officer

Managing Officer and Director	Masahiro Yoshida	Operating Officer and Director

Managing Officer	Katsushi Watanabe	Operating Officer

Managing Officer	Chitoshi Yokota	Operating Officer

Operating Officer	Noriya Kaihara	General Manager of Automobile Quality Assurance Division

(2) Remuneration of Directors and Corporate Auditors, Etc.

Yen (millions)
Item	Directors (Outside Directors)		Corporate Auditors (Outside Corporate Auditors)		Total (Outside Directors and Corporate Auditors)
	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	13 (2)	543 (23)	7 (4)	181 (47)	20 (6)	724 (71)
Bonuses	12 (2)	248 (7)	— (—)	— (—)	12 (2)	248 (7)

Total		792 (30)		181 (47)		973 (78)

Notes:	1.	Remuneration is limited to ¥1,300 million per month for Directors and ¥270 million per month for Corporate Auditors.

	2.	“Remuneration” shown in the table above is the amount of remuneration that the Company paid to its Directors, Corporate Auditors as well as its Outside Directors and Corporate Auditors during the fiscal year under review. This amount includes remuneration paid to two Directors and two Corporate Auditors who resigned as of the closing of the 88th Ordinary General Meeting of Shareholders that was held on June 21, 2012.

	3.	Bonuses to directors are included in the previously mentioned maximum amount for compensation to Directors, and the amount shown was decided by the meeting of the Board of Directors held on April 26, 2013.

(3) Principal Activities of Outside Corporate Officers during the Fiscal Year under Review

(a) Principal Activities during the Fiscal Year under Review

Post	Name	Attendance Record	Principal Activities during the Fiscal Year under Review
Director	Kensaku Hogen	Attended all 10 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding international diplomacy, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

Director	Nobuo Kuroyanagi	Attended 9 of 10 meetings of the Board of Directors	Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective.

Corporate Auditor	Hirotake Abe	Attended 9 of 10 meetings of the Board of Directors Attended all 10 meetings of the Board of Auditors	Based on abundant experience and considerable knowledge as a certified public accountant, he conducts auditing activities from a broad and sophisticated perspective.

Corporate Auditor	Tomochika Iwashita	Attended all 10 meetings of the Board of Directors Attended all 10 meetings of the Board of Auditors	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective.

Corporate Auditor	Toshiaki Hiwatari	Attended all 8 meetings of the Board of Directors Attended all 7 meetings of the Board of Auditors	Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective.

All Outside Directors have been selected based on their abundant experience and considerable knowledge, and they provide necessary comments during the deliberation of proposals.

Note:	The record of meetings attended by auditor Toshiaki Hiwatari is based on attendance at the meetings of the Board of Directors and the Board of Auditors following their election on June 21, 2012.

(b) Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors and Outside Corporate Auditors based on the provisions of Article 427, Paragraph 1 of the Company Law and of the Company’s Articles of Incorporation, to the effect of limiting the liability for damages provided for in Article 423, Paragraph 1 of the Company Law to the minimum liability amount provided for in Article 425, Paragraph 1 of the Company Law.

5. FINANCIAL AUDIT COMPANY

(1) Name of Financial Audit Company

KPMG AZSA LLC

(2) Financial Audit Company Remuneration, Etc., for the Fiscal Year under Review

(a)	Remuneration, etc.	¥422 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	¥536 million

Notes:	1.

The audit contract between the Company and its financial audit company does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

2.

In addition to the services specified in Article 2, Paragraph 1 of the Japanese Certified Public Accountants Law, the Company paid the independent accounting firm for advisory and other services related to the application of the International Financial Reporting Standards.

3.

Of the Company’s principal subsidiaries, Yachiyo Industry Co., Ltd., as well as overseas subsidiaries are audited by financial audit companies other than the financial audit company employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Audit Company

In the case that the Company’s financial audit company was recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services or otherwise shown grounds for determining it was inappropriate for employment as a financial audit company, the Company has the policy of, in accordance with procedures stipulated in the Company Law, dismissing its financial audit company or submitting resolutions proposing the financial audit company’s dismissal or non-re-employment to the general meeting of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

Systems to Ensure Directors’ Execution of Duties Complies with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of the Company’s Operations

The Company’s Board of Directors made the following decisions regarding enhancements in the Company’s Internal Control Systems.

1.	Systems for ensuring that the execution of duties by directors and employees complies with the law and the Company’s Articles of Incorporation

The Company has prepared the Honda Conduct Guidelines which provide for conformity with applicable laws and internal rules and regulations as guidelines for conduct which should be shared by the Company’s management and employees and implements measures to ensure that all management personnel and employees are made aware of and follow these guidelines. The Company establishes its compliance system such as by appointing a Compliance Officer, who is a director in charge of compliance-related initiatives and by establishing the Business Ethics Committee and the Business Ethics Improvement Proposal Line.

2.	Systems related to retention and management of information on execution of duties by directors

Information related to the execution of duties by directors, including minutes of Board of Directors meetings and other important meetings, is retained and stored appropriately in accordance with the Company’s document management policy.

3.	Regulations and other systems related to risk management

Important management issues are taken up by the Board of Directors, Executive Council and/or Regional Operating Boards, which discuss them in accordance with established rules of procedure, assess associated risks and make decisions after due consideration.

A Risk Management Officer is appointed as a director in charge of promoting risk management initiatives. The Risk Management Officer playing the main role, risk information is collected and evaluated (of these risks, significant risk is promptly reported to the division in charge along with instructions on the countermeasures, and its progress is then monitored). For large-scale disasters requiring Company-level crisis management, the Company organizes the system, such as by establishing the Corporate Crisis Management Policy and Honda Crisis Response Rules.

4.	Systems for ensuring that the execution of duties by directors is being conducted efficiently

The Company has established a system for operating its organizational units that reflects its fundamental corporate philosophy. For example, separate headquarters have been set up for each region, business and function, and an operating officer has been assigned to each headquarters and main division. In addition, we have implemented a system that enables prompt and appropriate decision making by having the Executive Council and Regional Operating Boards deliberate on important management issues.

To conduct management efficiently and effectively, business plans are prepared on an annual basis and for the medium term, and measures are taken to share these plans.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company and its subsidiaries share the Honda Conduct Guidelines and basic policies regarding corporate governance. In addition, each subsidiary works to promote activities that are in compliance with the laws of countries in which they operate and practices observed in their respective industries as they endeavor to enhance corporate governance. The Company examines the state of internal control in each subsidiary, and confirms how the Internal Control Systems are established and operated, through enlightenment efforts with subsidiary directors and liaising with the compliance officer of each subsidiary. As for the business execution of the subsidiary, the Company helps with the establishment of account settlement rules. When it comes to important management issues, the Company requests the subsidiary to obtain prior approval from the Company or to report to the Company according to its internal rules. The business control division of the Company regularly receives reports on the subsidiary’s business plans to confirm the appropriateness of the operation. The Business Ethics Office of the Company works with the proposal line of the subsidiary in an effort to support an appropriate and swift response to a risk or problem. The Audit Office, an independent unit supervising operations and directly reporting to the president and CEO, effectively supervises the state of work in progress at each division and subsidiary and works with the internal supervision division of subsidiaries, aiming at the completion of the internal supervision system in the Honda Group.

In the case of a company accounted for by the equity method, the Company works to improve corporate governance throughout the Group by seeking the understanding and cooperation of such companies with Honda’s basic corporate governance policies.

6.	Provision of employees when assistance is requested by corporate auditors and independence of such employees from directors The Corporate Auditors’ Office has been established as a supportive staff organization directly under the Board of Corporate Auditors to provide support to corporate auditors.

7.	Systems for ensuring directors and employees report to corporate auditors and other systems related to the reporting to corporate auditors

In addition to regularly reporting the state of operations at the Company and its subsidiaries and the state of implementation and operation of internal control systems, including those related to compliance and risk management, any information that may have a significant impact on the Company’s operations is also reported to the corporate auditors.

8.	Other systems for ensuring the effectiveness of audits by corporate auditors

Corporate auditors work closely with the Audit Office, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, corporate auditors attend the Executive Council and other important meetings.

7. POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders’ return ratio (i.e., the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of ¥19 per share for the year ended March 31, 2013. As a result, total cash dividends for the year ended March 31, 2013, together with the first quarter cash dividends of ¥19, the second quarter cash dividends of ¥19 and the third quarter cash dividends of ¥19, are planned to be ¥76 per share, an increase of ¥16 per share from the annual dividends paid for the year ended March 31, 2012.

Also, please note that the year-end cash dividends for the year ended March 31, 2013 is a matter to be resolved at the general meeting of shareholders.

• Trends in Dividends (reference)

	Yen
	FY2010					FY2011					FY2012					FY2013
Classification	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total
Dividends	8	8	10	12	38	12	12	15	15	54	15	15	15	15	60	19	19	19	19 (planned)	76 (planned)

Consolidated Balance Sheets

	Yen (millions)
As of March 31, 2012 and 2013	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	¥1,247,113	¥1,206,128
Trade accounts and notes receivable	812,155	1,005,981
Finance subsidiaries–receivables, net	1,081,721	1,243,002
Inventories	1,035,779	1,215,421
Deferred income taxes	188,755	234,075
Other current assets	373,563	418,446

Total current assets	4,739,086	5,323,053

Finance subsidiaries–receivables, net	2,364,393	2,788,135

Investments and advances:
Investments in and advances to affiliates	434,744	459,110
Other, including marketable equity securities	188,863	209,680

Total investments and advances	623,607	668,790

Property on operating leases:
Vehicles	1,773,375	2,243,424
Less accumulated depreciation	300,618	400,292

Net property on operating leases	1,472,757	1,843,132

Property, plant and equipment, at cost:
Land	488,265	515,661
Buildings	1,492,823	1,686,638
Machinery and equipment	3,300,727	3,832,090
Construction in progress	191,107	288,073

	5,472,922	6,322,462
Less accumulated depreciation and amortization	3,499,464	3,922,932

Net property, plant and equipment	1,973,458	2,399,530

Other assets	614,298	612,717

Total assets	¥11,787,599	¥13,635,357

	Yen (millions)
	2012	2013
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	¥964,848	¥1,238,297
Current portion of long-term debt	911,395	945,046
Trade payables:
Notes	26,499	31,354
Accounts	942,444	956,660
Accrued expenses	489,110	593,570
Income taxes payable	24,099	48,454
Other current liabilities	221,364	283,304

Total current liabilities	3,579,759	4,096,685

Long-term debt, excluding current portion	2,235,001	2,710,845
Other liabilities	1,454,937	1,630,085

Total liabilities	7,269,697	8,437,615

Equity:
Honda Motor Co., Ltd. stockholders’ equity:
Common stock	86,067	86,067
Capital surplus	172,529	171,117
Legal reserves	47,184	47,583
Retained earnings	5,758,641	5,995,626
Accumulated other comprehensive income (loss), net	(1,646,078)	(1,236,792)
Treasury stock	(26,117)	(26,124)

Total Honda Motor Co., Ltd. stockholders’ equity	4,392,226	5,037,477

Noncontrolling interests	125,676	160,265

Total equity	4,517,902	5,197,742

Commitments and contingent liabilities
Total liabilities and equity	¥11,787,599	¥13,635,357

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2012 and 2013	2012	2013
Net sales and other operating revenue	¥7,948,095	¥9,877,947

Operating costs and expenses:
Cost of sales	5,919,633	7,345,162
Selling, general and administrative	1,277,280	1,427,705
Research and development	519,818	560,270

Total operating costs and expenses	7,716,731	9,333,137

Operating income	231,364	544,810

Other income (expenses):
Interest income	33,461	25,742
Interest expense	(10,378)	(12,157)
Other, net	2,956	(69,504)

Total other income (expenses)	26,039	(55,919)

Income before income taxes and equity in income of affiliates	257,403	488,891

Income tax expense:
Current	86,074	125,724
Deferred	49,661	53,252

Total income tax expense	135,735	178,976

Income before equity in income of affiliates	121,668	309,915

Equity in income of affiliates	100,406	82,723

Net income	222,074	392,638
Less: Net income attributable to noncontrolling interests	(10,592)	25,489

Net income attributable to Honda Motor Co., Ltd.	¥211,482	¥367,149

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥117.34	¥203.71

Consolidated Statements of Changes in Equity

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total Honda Motor Co., Ltd. stockholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2011	¥86,067	¥172,529	¥46,330	¥5,656,151	¥(1,495,380)	¥(26,110)	¥4,439,587	¥132,937	¥4,572,524

Transfer to legal reserves			854	(854)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(108,138)			(108,138)		(108,138)
Dividends paid to noncontrolling interests								(15,763)	(15,763)
Capital transactions and others								(783)	(783)
Comprehensive income (loss):
Net income				211,482			211,482	10,592	222,074
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(116,812)		(116,812)	(1,323)	(118,135)
Unrealized gains (losses) on marketable securities, net					5,899		5,899	(87)	5,812
Unrealized gains (losses) on derivative instruments, net					(29)		(29)		(29)
Pension and other postretirement benefits adjustments					(39,756)		(39,756)	103	(39,653)

Total comprehensive income							60,784	9,285	70,069

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2012	86,067	172,529	47,184	5,758,641	(1,646,078)	(26,117)	4,392,226	125,676	4,517,902

Transfer to legal reserves			399	(399)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(129,765)			(129,765)		(129,765)
Dividends paid to noncontrolling interests								(6,250)	(6,250)
Capital transactions and others		(1,412)					(1,412)	1,189	(223)
Comprehensive income (loss):
Net income				367,149			367,149	25,489	392,638
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					415,462		415,462	15,350	430,812
Unrealized gains (losses) on marketable securities, net					7,933		7,933	51	7,984
Unrealized gains (losses) on derivative instruments, net					(52)		(52)		(52)
Pension and other postretirement benefits adjustments					(14,057)		(14,057)	(1,240)	(15,297)

Total comprehensive income							776,435	39,650	816,085

Purchase of treasury stock						(8)	(8)		(8)
Reissuance of treasury stock						1	1		1

Balance at March 31, 2013	¥86,067	¥171,117	¥47,583	¥5,995,626	¥(1,236,792)	¥(26,124)	¥5,037,477	¥160,265	¥5,197,742

Consolidated Statements of Cash Flows

	Yen (millions)
Years ended March 31, 2012 and 2013	2012	2013
Cash flows from operating activities:
Net income	¥222,074	¥392,638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	345,105	335,536
Depreciation of property on operating leases	209,762	254,933
Deferred income taxes	49,661	53,252
Equity in income of affiliates	(100,406)	(82,723)
Dividends from affiliates	95,106	84,705
Provision for credit and lease residual losses on finance subsidiaries–receivables	13,032	10,059
Impairment loss on investments in securities	1,062	—
Damaged and impairment loss on long-lived assets and goodwill excluding property on operating leases	10,590	—
Impairment loss on property on operating leases	1,514	4,773
Loss (gain) on derivative instruments, net	(1,847)	35,027
Decrease (increase) in assets:
Trade accounts and notes receivable	(35,475)	(90,495)
Inventories	(154,222)	(74,662)
Other current assets	2,883	2,019
Other assets	(24,000)	(27,243)
Increase (decrease) in liabilities:
Trade accounts and notes payable	242,814	(95,192)
Accrued expenses	(25,718)	52,021
Income taxes payable	(7,568)	21,764
Other current liabilities	(12,395)	(4,489)
Other liabilities	(14,744)	(4,384)
Other, net	(55,690)	(66,795)

Net cash provided by operating activities	761,583	800,744

Cash flows from investing activities:
Increase in investments and advances	(23,129)	(34,426)
Decrease in investments and advances	14,647	19,850
Payment for purchase of available-for-sale securities	(1,784)	(5,642)
Proceeds from sales of available-for-sale securities	1,879	1,347
Payment for purchase of held-to-maturity securities	(26,078)	(5,186)
Proceeds from redemption of held-to-maturity securities	47,193	17,005
Proceeds from sales of investments in affiliates	9,957	—
Capital expenditures	(397,218)	(626,879)
Proceeds from sales of property, plant and equipment	23,260	44,182
Proceeds from insurance recoveries for damaged property, plant and equipment	16,217	9,600
Acquisitions of finance subsidiaries–receivables	(1,784,720)	(1,951,802)
Collections of finance subsidiaries–receivables	1,765,204	1,833,669
Purchase of operating lease assets	(683,767)	(793,118)
Proceeds from sales of operating lease assets	365,270	418,086
Other, net	—	3,558

Net cash used in investing activities	(673,069)	(1,069,756)

Cash flows from financing activities:
Proceeds from short-term debt	6,778,336	6,775,636
Repayment of short-term debt	(6,882,932)	(6,621,897)
Proceeds from long-term debt	1,151,971	1,101,469
Repayment of long-term debt	(967,588)	(970,702)
Dividends paid	(108,138)	(129,765)
Dividends paid to noncontrolling interests	(15,763)	(6,250)
Sales (purchases) of treasury stock, net	(7)	(7)
Other, net	(24,109)	(28,917)

Net cash provided by (used in) financing activities	(68,230)	119,567

Effect of exchange rate changes on cash and cash equivalents	(52,150)	108,460

Net change in cash and cash equivalents	(31,911)	(40,985)
Cash and cash equivalents at beginning of the year	1,279,024	1,247,113

Cash and cash equivalents at end of the period	¥1,247,113	¥1,206,128

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 369

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda

Finance Corporation

2.	Affiliated companies

Number of affiliated companies: 86

Corporate names of major affiliated companies accounted for under the equity method:

Dongfeng Honda Automobile Co., Ltd., Guangqi Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 16

Reduced through reorganization: 25

Affiliated companies:

Newly formed affiliated companies: 0

Reduced through reorganization: 2

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America in accordance with Article 120-2 (1) of the Companies Act. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-2 (1) of the Companies Act.

5.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

6.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

7.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

8.	Depreciation of property, plant and equipment is calculated principally by the straight-line method based on estimated useful lives and salvage values of the respective assets.

Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment, excluding property on operating leases. In recent years, because sales of global strategic product models are increasing, Honda has been enhancing its production systems and the versatility of production equipment to have better flexibility to meet changes in global customer demand. Further, Honda has resumed more normalized capital expenditures which Honda had previously held down due to financial crisis beginning in the fiscal year ended March 31, 2009. Effective April 1, 2012, Honda changed to the straight-line method of depreciation because management believes it better reflects the future economic benefit from the usage of property, plant and equipment under this more flexible and versatile production arrangement. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately ¥56,300 million. Net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share for the year ended March 31, 2013 increased by approximately ¥35,746 million and ¥19.83.

9.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

10.	The allowance for credit losses on finance subsidiaries–receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

11.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

12.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

13.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expense accruals are costs for general warranties on vehicles Honda sells and product recalls.

14.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

Changes in Accounting Policy

Adoption of New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05 “Presentation of Comprehensive Income”, which amends the FASB Accounting Standards Codification (ASC) 220 “Comprehensive Income”. This amendment requires reporting entities to report other comprehensive income as components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and is effective retrospectively.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which defers the effective date of pending amendments to current accounting guidance prescribed in ASU 2011-05.

Honda adopted ASU 2011-05 as amended by ASU 2011-12, effective April 1, 2012, and discloses consolidated statements of comprehensive income as two separate but consecutive statements.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2012	Mar. 31, 2013
The allowance for doubtful trade accounts and notes receivables	7,293	7,885
The allowance for credit losses for finance subsidiaries–receivables	20,616	17,828
The allowance for losses on lease residual values for finance subsidiaries–receivables	5,366	3,354
The allowance for doubtful accounts for other assets	23,036	22,754

2.	Net book value of property, plant and equipment that were subject to specific collateral securing indebtedness and debt-related mortgages are as follows: Yen (millions)

	Mar. 31, 2012	Mar. 31, 2013
Mortgaged assets:
Trade accounts and notes receivables	10,119	12,422
Inventories	3,289	11,154
Property, plant and equipment	22,102	26,169
Finance subsidiaries–receivables	570,655	724,399

Mortgage-related debts:
Short-term debt	305,069	397,297
Long-term debt	280,747	351,591

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2012	Mar. 31, 2013
Bank loans of employees for their housing costs	28,165	26,475

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2013, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

	Mar. 31, 2012	Mar. 31, 2013
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2012	Mar. 31, 2013
2. The number of treasury shares	9,128,871	9,131,140

3. The total amount of dividends for the fiscal year ended March 31, 2013, was ¥129,765 million. The Company intends to distribute year-end cash dividends of ¥136,974 million to the stockholders of record on March 31, 2013.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Policy Regarding Financial Instruments

The policy of Honda is to support its business activities by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet. In its cash management activities, the Company invests principally in highly safe, short-term financial instruments. Honda meets its operating capital requirements primarily through cash generated by operations, bank loans and the issuance of commercial paper. In addition, the Company’s finance subsidiaries fund those financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper, corporate bonds and intercompany loans.

2.	Risk Associated with Financial Instruments and Related Risk Management System

The Company reduces the credit risk arising from trade accounts and notes receivables and finance subsidiaries–receivables by requiring compliance with its internal credit management regulations. To minimize the foreign currency fluctuation risk of the foreign currency denominated receivables, the Company enters into foreign currency forward exchange contracts and foreign currency purchased option contracts. Regarding the lease receivables held by the Company’s finance subsidiaries, losses may be incurred when proceeds from the sale of the returned vehicles are less than the contractual residual value. The Company’s finance subsidiaries periodically review the estimated residual value of the leased vehicles to monitor the residual value risk.

Available-for-sale securities mainly consist of equity securities. Held-to-maturity securities mainly consist of government and agency debt securities. In order to manage the price fluctuation risk, the Company periodically estimates the fair value of these securities.

To manage the liquidity risk associated with short-term and long-term debt, the Company diversifies its sources of funds. To reduce the interest rate fluctuation risk, the Company enters into interest rate swap contracts. To minimize the foreign currency fluctuation risk of the foreign currency denominated payables, the Company enters into currency swap contracts.

The Company enters into derivative contracts within the actual demand of its business activities in accordance with the risk management policy. The derivative instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreement. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

Fair Value of Financial Instruments

The carrying amount, estimated fair value and difference of financial instruments at March 31, 2013 are as follows: Yen (millions)

	Carrying Amount	Estimate Fair Value	Difference
Finance subsidiaries–receivables	4,278,460	4,326,333	47,873
Available-for-sale securities	128,848	128,848	—
Held-to-maturity securities	16,511	16,556	45
Short-term and long-term debt	(4,894,188)	(4,966,318)	(72,130)
Derivative instruments	54,883	54,883	—

Note:	The book value of the previously mentioned finance subsidiaries–receivables excludes direct finance leases (net) from the amount of finance subsidiaries–receivables appearing on the balance sheets. The amount of direct finance leases (net) at the end of the fiscal year under review was ¥425,870 million. Also, the previously mentioned finance subsidiaries–receivables include the amount of finance subsidiaries–receivables, which is presented in the balance sheet items trade accounts and notes receivable and other assets. The amount of such finance subsidiaries–receivables at the end of the fiscal year under review was ¥673,193 million.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

1.	Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

2.	Finance subsidiaries–receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value.

3.	Available-for-sale securities

The fair value of marketable equity securities is estimated by using quoted market prices. To estimate fair value of auction rate securities, Honda uses third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs, including probability of passing or failing auction at each auction.

4.	Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. The fair value of U.S. government agency debt securities is estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates.

5.	Debt

The fair values of bonds are estimated by using quoted market prices. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities.

6.	Derivative instruments

The Company holds foreign currency and interest rate derivative instruments. The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Non-marketable securities are excluded from the above table as it is not possible to estimate the future cash flow and it is deemed to be extremely difficult to measure the fair value. The carrying amount of non-marketable securities is ¥11,749 million at March 31, 2013.

Notes to Information about Per Common Share:

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows: Yen

	Mar. 31, 2012	Mar. 31, 2013
Honda Motor Co., Ltd. shareholders’ equity per common share	2,437.01	2,795.03
Basic net income attributable to Honda Motor Co., Ltd. per common share	117.34	203.71

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The numbers of common shares, at the end of the years ended March 31, 2012 and 2013 were 1,802,299,559 and 1,802,297,290, respectively. Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average numbers of shares outstanding for the years ended March 31, 2012 and 2013 were 1,802,300,720 and 1,802,298,819, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2012 or 2013.

Note:	Honda corrects Honda Motor Co., Ltd. shareholders’ equity for the year ended March 31, 2012. Honda Motor Co., Ltd. shareholders’ equity per common share is also adjusted. For detailed information, please refer to Consolidated Financial Summary “[10] Other. 3. Immaterial corrections of the prior year’s Consolidated Balance Sheets and Consolidated Statements of Changes in Equity.”

Other

1.	Impairment loss on investments in affiliates

For the fiscal year ended March 31, 2013, Honda recognized an impairment loss of ¥12,757 million, net of tax, on certain investments in affiliates which have quoted market values because of an other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income.

2.	Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand

In October 2011, Thailand suffered from severe floods that caused damage to inventories and machinery and equipment of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates had been temporarily affected by the floods for the year ended March 31, 2012.

Honda recognized ¥23,420 million in costs and expenses, of which ¥10,680 million is included in cost of sales and ¥12,740 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended March 31, 2012. These costs and expenses mainly consist of losses on damaged inventories of ¥7,330 million, which is included in cost of sales, and losses on damaged property, plant and equipment of ¥7,654 million, which is included in selling, general and administrative expenses.

In addition, Honda recognized insurance recoveries of ¥21,725 million and ¥16,278 million for the years ended March 31, 2012 and 2013, respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statement of income. Honda recognizes insurance recoveries in excess of the incurred losses when settlements with insurance companies are reached.

3.	Immaterial corrections of the prior year’s Consolidated Balance Sheets and Consolidated Statements of Changes in Equity Honda corrected its attribution method used to calculate the projected benefit obligation for certain pension plans, which resulted in an increase in other liabilities for prior fiscal years. Cumulative effect adjustments have been made as of April 1, 2011, the earliest period presented, to increase other liabilities by ¥17,228 million and to decrease retained earnings by ¥10,388 million, net of tax. Honda believes that the effects of this correction were inconsequential to the Company’s consolidated financial statements for the fiscal year ended March 31, 2012; therefore, no other adjustments were made to those consolidated financial statements.

4.	Immaterial corrections of the prior years’ Consolidated Statements of Cash Flows

Adjustments have been made to correct previous understatements in both depreciation excluding property on operating leases, which is included in cash flows from operating activities, and payments of other debt, which is included in Other, net in cash flows from financing activities, in the consolidated statements of cash flows for the year ended March 31, 2012. These adjustments increased previously reported net cash provided by operating activities and increased previously reported net cash used in financing activities by ¥24,109 million for the year ended March 31, 2012.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year contain additional information for reference.

¡ Segment Information (reference)

(a) Business Segment Information

For the year ended March 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,348,828	5,805,975	516,148	277,144	7,948,095	—	7,948,095
Intersegment	—	16,767	10,428	12,590	39,785	(39,785)	—
Total	1,348,828	5,822,742	526,576	289,734	7,987,880	(39,785)	7,948,095

Cost of sales, SG&A and R&D expenses	1,206,226	5,899,948	356,570	293,772	7,756,516	(39,785)	7,716,731
Segment income (loss)	142,602	(77,206)	170,006	(4,038)	231,364	—	231,364

Assets	1,006,684	4,955,791	5,644,380	305,235	11,912,090	(124,491)	11,787,599
Depreciation and amortization	43,564	289,845	211,325	10,133	554,867	—	554,867
Capital expenditures	62,075	349,605	686,495	10,005	1,108,180	—	1,108,180

For the year ended March 31, 2013
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,339,549	7,709,216	548,506	280,676	9,877,947	—	9,877,947
Intersegment	—	14,374	11,750	10,994	37,118	(37,118)	—
Total	1,339,549	7,723,590	560,256	291,670	9,915,065	(37,118)	9,877,947

Cost of sales, SG&A and R&D expenses	1,229,316	7,437,599	402,098	301,242	9,370,255	(37,118)	9,333,137
Segment income (loss)	110,233	285,991	158,158	(9,572)	544,810	—	544,810

Assets	1,095,357	5,759,126	6,765,322	309,149	13,928,954	(293,597)	13,635,357
Depreciation and amortization	34,665	290,522	256,166	9,116	590,469	—	590,469
Capital expenditures	73,513	540,625	794,869	14,519	1,423,526	—	1,423,526

Notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥399,732 million as of March 31, 2012 and ¥293,583 million as of March 31, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include ¥209,762 million for the year ended March 31, 2012 and ¥254,933 million for the year ended March 31, 2013, respectively, of depreciation of property on operating leases.

4.	Capital expenditures of Financial Services Business include ¥683,767 million for the year ended March 31, 2012 and ¥793,118 million for the year ended March 31, 2013, respectively, of purchase of operating lease assets.

5.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment, excluding property on operating leases. Effective April 1, 2012, Honda changed to the straight-line method of depreciation. As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately ¥6,358 million in Motorcycle Business, ¥48,568 million in Automobile Business, ¥77 million in Financial Services Business and ¥1,297 million in Power Product & Other Businesses, respectively. It resulted in an increase of segment income. For further information, refer to “Changes in accounting policy, (b) Change in depreciation method”.

6.	For the years ended March 31, 2012 and 2013, impacts of the floods in Thailand are mainly included in Cost of sales, SG&A and R&D expenses of Automobile business. For further information, refer to “Other, 2. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand”.

7.	Honda corrected the amounts of Assets for the year ended March 31, 2012. For detailed information, refer to “Other, 3. Immaterial corrections of the prior year’s Consolidated Balance Sheets and Consolidated Statements of Changes in Equity”.

8.	The amounts of Depreciation and amortization for the year ended March 31, 2012 have been corrected from the amounts previously disclosed.

(b) Geographic Segment Information

For the year ended March 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,774,573	3,500,245	519,329	1,276,621	877,327	7,948,095	—	7,948,095
Transfers between geographic areas	1,588,379	214,511	61,463	213,857	15,805	2,094,015	(2,094,015)	—

Total	3,362,952	3,714,756	580,792	1,490,478	893,132	10,042,110	(2,094,015)	7,948,095
Cost of sales, SG&A and R&D expenses	3,472,786	3,491,463	592,901	1,413,608	836,176	9,806,934	(2,090,203)	7,716,731
Operating income (loss)	(109,834)	223,293	(12,109)	76,870	56,956	235,176	(3,812)	231,364

Assets	3,112,901	6,333,851	568,790	1,070,331	611,818	11,697,691	89,908	11,787,599
Long-lived assets	1,048,402	1,970,631	111,354	274,182	130,339	3,534,908	—	3,534,908
For the year ended March 31, 2013
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,925,333	4,612,361	536,856	1,926,434	876,963	9,877,947	—	9,877,947
Transfers between geographic areas	1,968,179	244,741	105,254	379,213	19,504	2,716,891	(2,716,891)	—

Total	3,893,512	4,857,102	642,110	2,305,647	896,467	12,594,838	(2,716,891)	9,877,947
Cost of sales, SG&A and R&D expenses	3,715,084	4,648,184	641,650	2,158,889	860,773	12,024,580	(2,691,443)	9,333,137
Operating income	178,428	208,918	460	146,758	35,694	570,258	(25,448)	544,810

Assets	3,264,383	7,645,540	673,667	1,523,192	660,856	13,767,638	(132,281)	13,635,357
Long-lived assets	1,167,236	2,481,097	124,088	434,827	143,570	4,350,818	—	4,350,818

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥399,732 million as of March 31, 2012 and ¥293,583 million as of March 31, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment, excluding property on operating leases. Effective April 1, 2012, Honda changed to the straight-line method of depreciation. As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2013 decreased by approximately ¥42,486 million in Japan, ¥9,602 million in North America, ¥1,068 million in Europe and ¥3,144 million in Asia, respectively. It resulted in an increase in operating income. For further information, refer to “Changes in accounting policy, (b) Change in depreciation method”.

5.	For the years ended March 31, 2012 and 2013, impacts of the floods in Thailand are included in Cost of sales, SG&A and R&D expenses of Asia. For further information, refer to “Other, 2. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand”.

6.	Honda corrected the amounts of Assets for the year ended March 31, 2012. For detailed information, refer to “Other, 3. Immaterial corrections of the prior year’s Consolidated Balance Sheets and Consolidated Statements of Changes in Equity”.

Independent Auditors’ Report

Independent Auditors’ Report

The Board of Directors	May 9, 2013
Honda Motor Co., Ltd.

KPMG AZSA LLC
Takuji Kanai (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Kenji Tanaka (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Hideaki Koyama (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statements of income, the consolidated statements of changes in equity and the related notes of Honda Motor Co., Ltd. as at March 31, 2013 and for the year from April 1, 2012 to March 31, 2013 in accordance with Article 444-(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2 (1) of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Emphasis of Matter

As described in Note 8 of Significant Accounting Policies in The Notes to the Consolidated Statutory Report, the Company changed the depreciation method of property, plant and equipment, excluding property on operating leases, effective April 1, 2012. Our opinion is not qualified in respect of this matter.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Reports as required by the Companies Act.

Audit Report of the Board of Corporate Auditors

Audit Report

Mr. Takanobu Ito

President and Representative Director of

Honda Motor Co., Ltd.

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 89th fiscal year from April 1, 2012 to March 31, 2013, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. In addition, each Corporate Auditor monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors as recorded in the Business Report conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Corporation Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems) by receiving periodic reports from the Directors and employees on the structuring and operation of these systems, and, as necessary, requesting explanations and asking for expression of opinions. With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, Corporate Auditors examined the business report and the accompanying detailed statements for this fiscal year.

Furthermore, Corporate Auditors monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary. Based on the above methods, Corporate Auditors examined the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of operations, unconsolidated statements of stockholders’ equity and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statements of change in equity and notes to consolidated financial statements) for this fiscal year.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1.	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2.	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3.	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 14, 2013

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time)	Masaya Yamashita (Seal)
Corporate Auditor (Full-time)	Hideki Okada (Seal)
Corporate Auditor (Outside)	Hirotake Abe (Seal)
Corporate Auditor (Outside)	Tomochika Iwashita (Seal)
Corporate Auditor (Outside)	Toshiaki Hiwatari (Seal)

REFERENCE

• Forecasts for the Fiscal Year Ending March 31, 2014

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2014, Honda projects consolidated and unconsolidated results to be as shown below:

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the euro will be ¥95 and ¥120, respectively, for the full year ending March 31, 2014.

• Consolidated

	Yen (billions)/Changes from the previous fiscal period
	Fiscal year ending March 31, 2014
Net sales and other operating revenue	12,100	(+22.5%)
Operating income	780	(+43.2%)
Income before income taxes and equity in income of affiliates	780	(+59.5%)
Net income attributable to Honda Motor Co., Ltd.	580	(+58.0%)

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the euro and other major currencies, as well as other factors detailed from time to time.

• Shareholders

Categories	FY2010 Year-End (As of March 31, 2011)		FY2011 Year-End (As of March 31, 2012)		FY2012 Year-End (As of March 31, 2013)
	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders
Individuals	176,239	210,526	180,246	215,138	181,719	218,121
National and Local Public Entities	—	—	3	1	—	—
Financial Institutions	784,292	270	769,527	260	736,115	260
Securities Companies	29,106	72	30,558	65	22,254	76
Other Domestic Corporations	179,845	1,573	176,507	1,538	158,924	1,562
Foreigners	632,818	1,034	645,456	964	703,282	1,008
Treasury Stock	9,126	1	9,128	1	9,131	1

Total	1,811,428	213,476	1,811,428	217,967	1,811,428	221,028

Note:   The numbers of shares above disregard and round off amounts of less than one thousand.

Honda Motor Co., Ltd.

Unconsolidated Balance Sheets

	Yen (million)
As of March 31, 2012 and 2013	2012	2013
Assets
Current assets
Cash and bank deposits	136,648	51,242
Notes receivable	4	—
Accounts receivable	366,508	417,528
Securities	176,509	149,550
Finished goods	100,718	70,107
Work in process	26,278	29,620
Raw materials and supplies	25,571	27,320
Advance payments	25,430	13,974
Prepaid expenses	4,307	6,799
Deferred income taxes	67,949	108,832
Short-term loans receivable–subsidiaries and affiliates	22,280	29,869
Other receivables	99,438	88,368
Others	21,199	13,961
Allowance for doubtful accounts	(2,810)	(2,875)

Total current assets	1,070,034	1,004,300

Fixed assets
Tangible fixed assets
Buildings	611,995	669,584
Accumulated depreciation	(402,283)	(408,953)

Buildings, net	209,712	260,631

Structures	127,699	130,512
Accumulated depreciation	(94,257)	(95,388)

Structures, net	33,442	35,123

Machinery and equipment	594,245	601,639
Accumulated depreciation	(533,001)	(525,372)

Machinery and equipment, net	61,244	76,267

Vehicles	15,738	15,921
Accumulated depreciation	(13,103)	(12,523)

Vehicles, net	2,635	3,397

Tools, furniture and fixtures	223,122	212,038
Accumulated depreciation	(205,685)	(191,319)

Tools, furniture and fixtures, net	17,437	20,719

Land	336,378	335,703
Lease assets	2,656	3,671
Accumulated depreciation	(1,428)	(1,250)

Lease assets, net	1,227	2,421

Construction in progress	65,333	55,047

Total tangible fixed assets	727,410	789,312

Intangible assets
Patents	38	26
Leaseholds	2,094	2,101
Trademarks	13	17
Software	10,003	32,131
Lease assets	52	8
Others	286	543

Total intangible assets	12,489	34,829

Investments and other assets
Investment securities	86,538	92,752
Investment securities–subsidiaries and affiliates	429,109	432,242
Investments and other assets	24	24
Investments–subsidiaries and affiliates	93,065	93,065
Long-term loans receivable–employees	177	139
Long-term loans receivable–subsidiaries and affiliates	4,714	3,928
Receivables in bankruptcy	6,711	6,462
Long-term prepaid expenses	517	551
Deferred income taxes	151,589	89,570
Others	35,123	23,587
Allowance for doubtful accounts	(7,670)	(7,442)

Total investments and other assets	799,901	734,882

Total fixed assets	1,539,801	1,559,023

Total assets	2,609,835	2,563,324

	Yen (million)
	2012	2013
Liabilities
Current liabilities
Notes payable–trade	639	1,854
Accounts payable	357,527	237,888
Short-term bonds payable	—	39,998
Short-term loans payable	17,905	24,033
Current portion of long-term loans payable	31	28
Current portion of bonds	70,000	—
Lease debt	527	733
Other payables	39,783	98,530
Accrued expenses	122,633	99,669
Income taxes payable	—	936
Advances received	2,889	4,413
Deposits received	2,693	3,850
Deferred revenue	126	142
Current portion of accrued product warranty	29,991	30,011
Accrued employees’ bonuses	27,068	29,651
Accrued directors’ bonuses	274	272
Accrued operating officers’ bonuses	467	449
Provision for loss on disaster	17,294	1,145
Derivatives liabilities	19,038	49,423
Others	1,855	3,395

Total current liabilities	710,748	626,429

Non-current liabilities
Long-term loans payable	165	131
Lease debt	845	1,853
Accrued product warranty	33,392	36,141
Accrued employees’ retirement benefits	122,922	124,048
Asset retirement obligation	596	662
Others	6,618	10,575

Total non-current liabilities	164,540	173,413

Total liabilities	875,288	799,843

Total net assets
Stockholders’ equity
Common stock	86,067	86,067
Capital surplus
Capital reserve	170,313	170,313

Total capital surplus	170,313	170,313

Retained earnings
Legal reserves	21,516	21,516
Other retained earnings
Reserve for dividends	—	—
General reserve	1,333,300	1,243,300
Reserve for special depreciation	1,551	1,199
Reserve for reduction of acquisition cost of fixed assets	14,235	16,276
Earnings to be carried forward	104,029	217,288

Total retained earnings	1,474,633	1,499,582

Treasury stock	(26,215)	(26,222)

Total stockholders’ equity	1,704,799	1,729,740

Difference of appreciation and conversion
Net unrealized gains on securities	29,932	33,977
Deferred loss (gain) on hedges	(184)	(237)

Total difference of appreciation and conversion	29,747	33,740

Total net assets	1,734,546	1,763,480

Total liabilities and net assets	2,609,835	2,563,324

Unconsolidated Statements of Income

	Yen (million)
Year ended March 31, 2012 and 2013	2012	2013
Net sales	2,740,052	3,244,070
Cost of sales
Finished goods and parts for sale at beginning of year	81,540	100,718
Production cost	1,756,702	1,697,268
Others	326,053	520,331

Total	2,164,296	2,318,318

Transfer to other accounts	1,571	2,566
Finished goods and parts for sale at end of year	100,718	70,107

Cost of finished goods sold	2,062,006	2,245,643

Gross profit	678,045	998,426

Selling, general and administrative expenses	814,803	894,494

Operating income (loss)	(136,757)	103,932

Non-operating income
Interest income	1,656	1,181
Dividend income	182,182	156,492
Rental income	22,829	23,585
Others	6,389	6,186

Total non-operating income	213,057	187,446

Non-operating expenses
Interest expenses	97	99
Contributions	558	570
Foreign exchange loss	9,969	78,884
Others	25,285	17,999

Total non-operating expenses	35,911	97,553

Ordinary income	40,388	193,825

Extraordinary income
Gain on sale of fixed assets	632	2,549
Subsidy income	457	1,337
Gain on transfer of intellectual property rights	23,977	—
Gain of reversal of provision for loss on disaster	3,511	—
Others	2,803	677

Total extraordinary income	31,383	4,564

Extraordinary losses
Loss on disposal of fixed assets	1,844	3,354
Loss on devaluation of investment securities–subsidiaries and affiliates	8,328	—
Compensation expenses to affiliated company	13,564	—
Others	5,612	285

Total extraordinary losses	29,348	3,640

Income before income taxes	42,422	194,750

Income taxes - current	18,620	21,055
Income taxes - deferred	(22,478)	18,980

Total income tax	(3,857)	40,036

Net income	46,280	154,714

Unconsolidated Statement of Changes in Net Assets

	Yen (million)
	2012	2013
Stockholders’ equity
Common stock
Balance at March 31, 2012	86,067	86,067

Balance at March 31, 2013	86,067	86,067

Capital surplus
Legal capital surplus
Balance at March 31, 2012	170,313	170,313

Balance at March 31, 2013	170,313	170,313

Total capital surplus
Balance at March 31, 2012	170,313	170,313

Balance at March 31, 2013	170,313	170,313

Retained earnings
Legal reserves
Balance at March 31, 2012	21,516	21,516

Balance at March 31, 2013	21,516	21,516

Other retained earnings
Reserve for dividends
Balance at March 31, 2012	113,300	—
Changes of items during the period
Reversal of reserve for dividends	(113,300)	—

Total changes of items during the period	(113,300)	—

Balance at March 31, 2013	—	—

General reserve
Balance at March 31, 2012	1,273,300	1,333,300
Changes of items during the period
Provision of general reserve	60,000	—

Reversal of general reserve	—	(90,000)

Total changes of items during the period	60,000	(90,000)

Balance at March 31, 2013	1,333,300	1,243,300

Reserve for special depreciation
Balance at March 31, 2012	2,145	1,551
Changes of items during the period
Provision of reserve for special depreciation	93	271
Reversal of reserve for special depreciation	(687)	(623)

Total changes of items during the period	(593)	(351)

Balance at March 31, 2013	1,551	1,199

Reserve for reduction entry
Balance at March 31, 2012	12,979	14,235
Changes of items during the period
Provision of reserve for reduction entry	1,345	2,316
Reversal of reserve for reduction entry	(89)	(275)

Total changes of items during the period	1,256	2,041

Balance at March 31, 2013	14,235	16,276

Retained earnings brought forward
Balance at March 31, 2012	113,249	104,029
Changes of items during the period
Reversal of reserve for dividends	113,300	—
Provision of general reserve	(60,000)	—
Reversal of general reserve	—	90,000
Provision of reserve for special depreciation	(93)	(271)
Reversal of reserve for special depreciation	687	623
Provision of reserve for reduction entry	(1,345)	(2,316)
Reversal of reserve for reduction entry	89	275
Dividends from surplus	(108,138)	(129,765)
Net income	46,280	154,714
Disposal of treasury stock	(0)	(0)

Total changes of items during the period	(9,219)	113,259

Balance at March 31, 2013	104,029	217,288

Total retained earnings

	Yen (million)
	2012	2013
Balance at March 31, 2012	1,536,491	1,474,633
Changes of items during the period
Reversal of reserve for dividends	—	—
Provision of general reserve	—	—
Reversal of general reserve	—	—
Provision of reserve for special depreciation	—	—
Reversal of reserve for special depreciation	—	—
Provision of reserve for reduction entry	—	—
Reversal of reserve for reduction entry	—	—
Dividends from surplus	(108,138)	(129,765)
Net income	46,280	154,714
Disposal of treasury stock	(0)	(0)

Total changes of items during the period	(61,857)	24,948

Balance at March 31, 2013	1,474,633	1,499,582

Treasury stock
Balance at March 31, 2012	(26,209)	(26,215)
Changes of items during the period
Purchase of treasury stock	(7)	(8)
Disposal of treasury stock	1	1

Total changes of items during the period	(6)	(6)

Balance at March 31, 2013	(26,215)	(26,222)

Total stockholders’ equity
Balance at March 31, 2012	1,766,662	1,704,799
Changes of items during the period
Dividends from surplus	(108,138)	(129,765)
Net income	46,280	154,714
Purchase of treasury stock	(7)	(8)
Disposal of treasury stock	1	1

Total changes of items during the period	(61,863)	24,941

Balance at March 31, 2013	1,704,799	1,729,740

Valuation and translation adjustments
Valuation difference on available-for-sale security
Balance at March 31, 2012	25,348	29,932
Changes of items during the period
Net changes of items other than shareholder’s equity	4,583	4,045

Total changes of items during the period	4,583	4,045

Balance at March 31, 2013	29,932	33,977

Deferred gains or losses on hedges
Balance at March 31, 2012	(156)	(184)
Changes of items during the period
Net changes of items other than shareholder’s equity	(28)	(52)

Total changes of items during the period	(28)	(52)

Balance at March 31, 2013	(184)	(237)

Total valuation and translation adjustments
Balance at March 31, 2012	25,192	29,747
Changes of items during the period
Net changes of items other than shareholder’s equity	4,555	3,992

Total changes of items during the period	4,555	3,992

Balance at March 31, 2013	29,747	33,740

Total net assets
Balance at March 31, 2012	1,791,854	1,734,546
Changes of items during the period
Dividends from surplus	(108,138)	(129,765)
Net income	46,280	154,714
Purchase of treasury stock	(7)	(8)
Disposal of treasury stock	1	1
Net changes of items other than shareholder’s equity	4,555	3,992

Total changes of items during the period	(57,308)	28,934

Balance at March 31, 2013	1,734,546	1,763,480

Guangqi Honda Begins Construction of Third Automobile Production Line and a New Engine Plant

BEIJING, China, May 28, 2013—Guangqi Honda Automobile Co., Ltd., an automobile production and sales joint venture of Honda in China, held a ceremony to commemorate the start of construction of a third production line and an engine plant within the property of the existing ZengCheng Plant.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130528Guangqi-Honda-New-Engine-Plant/index.html

Honda Inaugurates New Motorcycle Plant in Karnataka

Bengaluru, India, May 28, 2013—Honda Motorcycle & Scooter India Pvt. Ltd., the second largest motorcycle company in India inaugurated its most advanced and latest third motorcycle production plant at Narsapura Area, District Kolar (Karnataka) today.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130528Motorcycle-Plant-Karnataka/index.html